SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number  1-11181
                                                                       ---------

         (Check one)

         [_] Form 10-K    [_] Form 20-F        [_] Form 11-K      [X] Form 10-Q

         [_] Form N-SAR   [_] Form N-CSR

         For period ended                JUNE 30, 2007
                         ----------------------------------------------

         ___ Transition Report on Form 10-K

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q

         ___ Transition Report on Form N-SAR

         ___ Transition Report on Form N-CSR

         For the transition period ended ___________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant IRIS INTERNATIONAL, INC.
                                 -----------------------------------------------
         Former name if applicable
                                   ---------------------------------------------

         Address of principal executive office (STREET AND NUMBER)
         9172 ETON AVENUE
         -----------------------------------------------------------------------

         City, state and zip code CHATSWORTH, CALIFORNIA 91311
                                  ----------------------------------------------

                                    PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject
    [X] quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on of before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR or Form N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

                  The Registrant's Form 10-Q, for the quarterly period ended June 30, 2007, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by Registrant within such time period without unreasonable effort or expense.


                                    PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

CESAR M. GARCIA                        (818)                       709-1244
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    (Name)                          (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?   [X] Yes  [_] No


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


If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            IRIS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   AUGUST 9, 2007              By:   /S/ CESAR M. GARCIA
       ---------------                  -----------------------------------
                                    Name:  Cesar M. Garcia
                                    Title: President and Chief Executive Officer


         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).


PART IV - OTHER INFORMATION


(3)      EXPLANATION OF ANTICIPATED CHANGE

         We expect to file our Form 10-Q for the quarter ended June 30, 2007 within the next few business days. We anticipate that the Form 10-Q will reflect the following significant changes in the results of operations when compared to the prior year periods as follows:

                                      THREE MONTHS ENDED      SIX MONTHS ENDED
                                           JUNE 30,               JUNE 30,
                                     -------------------    -------------------
                                       2007       2006        2007       2006
                                     --------   --------    --------   --------
                                        (in thousands, except for per share)

Revenues ..........................  $ 20,977   $ 16,598    $ 41,099   $ 32,713
Operating income (loss) ...........  $  2,178   $ (4,325)   $  4,300   $ (1,960)
Net income (loss) .................  $  1,790   $ (4,477)   $  3,251   $ (2,820)
Net income (loss) per diluted share  $   0.10   $  (0.25)   $   0.18   $  (.016)

         The results of operations for the prior year three and six month periods ended June 30, 2006 included significant adjustments related to purchased in-process research and development expense in the amount of $5.1 million and a $500,000 charge relating to the transition to a new CFO, both of which occurred during the second quarter of 2006. The results for the current year periods are subject to the completion of quarterly review procedures by our Independent Accountants, currently in process.


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